Mail Stop 4561
Via Fax (714) 241-9893

May 1, 2008

Paul Caceres
Chief Financial and Accounting Officer
Cam Commerce Solutions, Inc.
17075 Newhope Street, Suite A
Fountain Valley, CA 92708

      Re: Cam Commerce Solutions, Inc.
               Form 10-K for the Fiscal Year Ended September 30, 2007
               Filed on November 19, 2007
               Form 8-K filed on February 13, 2008
               File No. 000-16569

Dear Mr. Caceres:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               Kathleen Collins
               Accounting Branch Chief